SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“Telmex’s concession term expires on 2056”

Mexico City, October 22, 2021. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs that, with respect to certain information disclosed by the media in relation to the term of the concessions for the provision of telecommunication services by AMX’s subsidiaries Teléfonos de México, S.A.B. de C.V. and Teléfonos del Noroeste, S.A. de C.V. (hereinafter, jointly, “Telmex”):

1.	An extension to the concessions’ term was requested by Telmex to the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or “IFT”), during 2016, in due time and form;

2.	As part of the process to grant the term extension requested by Telmex, the IFT recognized that Telmex was in compliance with the obligations under the concessions’ agreements (título de concesión) and applicable laws;

3.	The IFT obtained the favorable opinion from the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes);

4.	Based on the above, on December 2016, the IFT issued a resolution granting Telmex a 30-year extension to the concessions’ term, which will become effective in 2026, and pursuant to which the concessions’ term will expire on 2056; and

5.	As part of its resolution, the IFT plenary shall notify Telmex, during the first quarter of 2023, a project of the concession agreement (título de concesión) including applicable operative terms and conditions.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 22, 2021

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact